Exhibit 99.4

1 Q4 EARNINGS PRESENTATION March 8th, 2018

2 Safe Harbor Statement Certain statements in the Business Update and Order Backlog sections contain forward - looking statements within the meaning of the “safe harbor” provisions of the U . S . Private Securities Litigation Reform Act of 1995 , and under applicable Canadian securities laws . These statements are based on management’s current expectations and actual results may differ from these forward - looking statements due to numerous factors, including : our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business ; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition ; our limited operating history ; inability to implement our business strategy ; fluctuations in our quarterly results ; failure to maintain our customer base that generates the majority of our revenues ; currency fluctuations ; failure to maintain sufficient insurance coverage ; changes in value of goodwill ; failure of a significant market to develop for our products ; failure of hydrogen being readily available on a cost - effective basis ; changes in government policies and regulations ; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop ; liability for environmental damages resulting from our research, development or manufacturing operations ; failure to compete with other developers and manufacturers of products in our industry ; failure to compete with developers and manufacturers of traditional and alternative technologies ; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties ; inability to obtain sufficient materials and components for our products from suppliers ; failure to manage expansion of our operations ; failure to manage foreign sales and operations ; failure to recruit, train and retain key management personnel ; inability to integrate acquisitions ; failure to develop adequate manufacturing processes and capabilities ; failure to complete the development of commercially viable products ; failure to produce cost - competitive products ; failure or delay in field testing of our products ; failure to produce products free of defects or errors ; inability to adapt to technological advances or new codes and standards ; failure to protect our intellectual property ; our involvement in intellectual property litigation ; exposure to product liability claims ; failure to meet rules regarding passive foreign investment companies ; actions of our significant and principal shareholders ; dilution as a result of significant issuances of our common shares and preferred shares ; inability of US investors to enforce US civil liability judgments against us ; volatility of our common share price ; dilution as a result of the exercise of options ; and failure to meet continued listing requirements of Nasdaq . Readers should not place undue reliance on Hydrogenics’ forward - looking statements . Investors are encouraged to review the section captioned “Risk Factors” in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance . Furthermore, the forward - looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward - looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law . The forward - looking statements contained in this presentation are expressly qualified by this .

3 Q4 2017 Highlights • Record Revenue of $19.5 million in Q4 – Strong OnSite Generation shipments for Power - to - Gas and industrial hydrogen applications – Higher fuel cell deliveries within Power Systems, principally for China – Positive Adjusted EBITDA • 2017 full year revenue of $48.1 million • Solid growth outlook for 2018 as China market benefits from scale - up in orders • Broad geographical interest for fuel cell mobility solutions • Total cash improves by $ 2.1 million to $ 22.4 million with positive cash flow from operations in quarter Demand for fuel cell buses in China continues to be robust

4 China Update – Outlook • 2017 shipments ~ 300 units – Orders outstanding ~ 1,200 units – Integrators are still in early stages of production ramp up • Overall cycle from prototype, test/check, and integration to bus, infrastructure build generally takes18 - 24 months • Full regular production scale - up on track for 2018 • Hydrogenics has multiple partners in various stages of maturity • Fuel cell system delivery through various approaches – Production from Canada; – Semi Knock Down production (SKD) – Complete Knock Down production (CKD) – Localization of build – Supply chain localization Strategy is on track and delivering Value Chain is progressing toward maturity in China 2018 is an important scale - up year

5 China Update – Policy Adjustments • High demand for battery electric vehicles led to an overall incentive review; battery EV incentive to decline 20% per year • Fuel Cell EV changes – Buses: fuel cell size relative to electric motor power determines percentage of incentive paid – Delivery trucks: no change – Cars: incentive to use larger fuel cell power • Implication is the fuel cell size for bus will increase in size from 30kW to 40,45,50,60kW • Some delays caused by policy uncertainty in Q4 2017 and Q1 2018 • HYGS non - exclusive approach allows for additional large players, as entities move at varying pace in terms of orders • Company continues to explore strategic steps with Chinese investor • Plans being assessed to increase localization of production – while protecting intellectual property – to support significant scale - up Cumulative Orders: Received: 1,500 Delivered: 300 Pending: 1,200

6 Vehicle Electrification Needs Fuel Cells • Life cycle and scale experience of China on EV’s has accelerated the understanding of battery limitations • Range and fueling - time limitations on battery vehicles is accelerating interest in fuel cell option • Numerous mobility applications for trucks, delivery vans , and boats being pursued in Asia, Europe and elsewhere Acceleration of awards for heavy - duty mobility fuel cells and other applications

7 Commuter Rail Update • Alstom reliability testing on public rails (without passengers) continues to progress well • Sales to end use customers ongoing, with high interest in value proposition • Result of market sales will be aggregated into a production order this year for deliveries in 2019 and beyond • Hydrogen Rail feasibility report issued by Metrolinx in Toronto with respect to major modernization program for overall network – RFP for detailed design been issued – Value against traditional (wired) approach is strong • Application moving forward towards general acceptance and commercialization Zero - emission passenger trains iLint Coradia’s top speed of 140km/h was tested and validated in Velim, Czech.

8 Evolution of Industry Moving Faster than Previously Quest of Pioneers 20 - 30 years foundation Pure Play Hydrogen Overcome R&D barriers Start cost reduction drive Supply chain infancy Repeated demonstration NOW: Engagement of Application Leaders Commercialization Maturity of applications Real world deployment Supply chain scaling De - risking e.g., Bus, Train, Truck Major Industry Interest Mainstream applications Value proposition strong Longer term prospect clear Viability as a business e.g., Hydrogen Council Significant Value Creation

9 2016 2017 3.8 12.6 4.9 6.9 Power Systems OnSite Generation Notes Revenue increased by $10.8 million in the quarter to $19.5 million driven by a $2.0 million increase in Power Systems revenue (principally due to increased fuel cell shipments to the Chinese market); and a $8.8 million increase in OnSite Generation revenue due to increased industrial hydrogen and power - to - gas shipments principally into the European market . Revenue ($M) Three months ended December 31 2017 19.5 8.7 Q4 Revenue OnSite Generation Power Systems 3.8 4.9 12.6 6.9 2016 2017 Revenue ($M) by Business Unit

10 2016 2017 17.5 25.0 11.5 23.1 Power Systems OnSite Generation Notes Revenue increased by $ 19 . 1 million, or 66% , to $ 48 . 1 million compared to $ 29 . 0 million in the prior year . The higher revenue year - over - year was due in part to : i) an $ 8 . 7 million increase in the delivery of mobility fuel cell orders principally to the Chinese mobility market within the Power Systems business segment ; ii) an $ 11 . 1 million increase related to energy storage projects in the European market . Revenue ($M) Twelve months ended December 31, 2017 48.1 29.0 Full Year Revenue OnSite Generation Power Systems 17.5 11.5 25.0 23.1 2016 2017 Revenue ($M) by Business Unit

11 2016 2017 Power Systems OnSite Generation Notes Gross Margin (%) Three months ended December 31, 2017 28.6 22.5 Q4 Gross Margin OnSite Generation Power Systems 28.7 17.6 20.0 44.4 2016 2017 Gross Margin (%) by Business Unit The year - over - year increase in gross margin was principally due to improved direct margin in the Power Systems Group due to product mix (increased standardized fuel cells principally for the Chinese market) as well as economies of scale improving indirect overhead absorption .

12 2016 2017 Power Systems OnSite Generation Notes Gross Margin (%) Twelve months ended December 31, 2017 23.8 20.7 Full Year Gross Margin OnSite Generation Power Systems 20.0 22.0 14.1 34.2 2016 2017 Gross Margin (%) by Business Unit Gross margin increased from 20 . 7 % to 23 . 8 % of revenue primarily due to product mix within the Power Systems segment, where gross margins expanded from 22 . 0 % to 34 . 2% , partially offset by several OnSite Generation projects that had a lower margin profile due to postponed construction timing and scope changes by the engineering firms responsible for the project sites .

13 Notes • Adjusted EBITDA is defined as net loss excluding : cash settled long term compensation indexed to share price, share settled stock - based compensation expense, net finance income and expenses, depreciation and amortization . Adjusted EBITDA is a non - IFRS measure and may not be comparable to similar measures used by other companies . Management uses Adjusted EBITDA as a useful measure of ongoing operational results . (in $ millions) Q4 Results 1 Research and product development 2017 2016 Gross r esearch and product development expenses $ 2 . 7 $ 1 . 6 Government research and product development funding ( 1 . 0 ) ( 0 . 9 ) Net research and product development $ 1 . 7 $ 0 . 7 Three months ended Dec. 30, Change 2017 2016 $ % Revenue $ 19.5 $ 8.7 10.8 124% Gross Profit 5.6 2.0 3.6 184% Gross Margin % 28.6% 22.5% Operating Expenses Selling, general and administrative (excluding stock - based compensation, amortization and depreciation) 3.9 3.0 0.9 31% Research and product development 1 1.7 0.7 1.0 131% Adjusted EBITDA $ (0.0) $ (1.7) 1.7 100%

14 Notes • Adjusted EBITDA is defined as net loss excluding : cash settled long term compensation indexed to share price, share settled stock - based compensation expense, net finance income and expenses, depreciation and amortization . Adjusted EBITDA is a non - IFRS measure and may not be comparable to similar measures used by other companies . Management uses Adjusted EBITDA as a useful measure of ongoing operational results . (in $ millions) YTD Results 1 Research and product development 2017 2016 Gross r esearch and product development expenses $ 8 . 8 $ 8 . 3 Government research and product development funding ( 2 . 4 ) ( 4 . 7 ) Net research and product development $ 6 . 4 $ 3 . 6 Twelve months ended Dec. 30, Change 2017 2016 $ % Revenue $ 48.1 $ 29.0 19.1 66% Gross Profit 11.4 6.0 5.4 90% Gross Margin % 23.8% 20.7% Operating Expenses Selling, general and administrative (excluding stock - based compensation, amortization and depreciation) 11.3 10.0 1.3 13% Research and product development 1 6.4 3.6 2.8 78% Adjusted EBITDA $ (6.3) $ (7.6) $ 1.3 17%

15 Oct. 1/17 Backlog Orders Received FX Orders Delivered Dec. 31/17 Backlog OnSite Generation $ 27.0 $ 4.8 $ 0.7 $ 12.6 $ 19.9 Power Systems 120.5 9.1 2.0 6.9 124.7 Total $ 147.5 $ 13.9 $ 2.7 $ 19.5 $ 144.6 As of December 31, 2017 ($M) Order Backlog Of the above backlog of $ 144 . 6 million, we expect to recognize approximately $ 55 million as revenue in the following twelve months . Revenue for the year ending December 31 , 2018 will also include orders received and delivered in 2018 .

16 Consolidated Balance Sheet Highlights ($M) Dec. 31, Dec. 31, Change 2017 2016 $ % Cash and cash equivalents and restricted cash $ 22.4 $ 11.3 11.1 99% Trade, other and grants receivable 14.3 9.8 4.5 46% Inventories 15.2 17.2 (2.0) (12)% Operating borrowings 1.2 2.1 (0.9) (43)% Trade and other payables 9.7 7.2 2.5 35% Financial liabilities 4.9 3.9 1.0 25%

17 Q4 Reconciliation of Non - IFRS Measures – Adj. EBITDA * Note certain figures have been adjusted for rounding ($M) Three months ended Three months ended December 31, 2017 December 31, 2016 Net loss $ (1.1) $ (2.5) Finance loss (income), net $ 0.4 $ 0.6 Amortization and depreciation $ 0.1 $ 0.3 Compensation indexed to share price $ 0.4 $ (0.2) Stock - based compensation expense $ 0.2 $ 0.1 Adjusted EBITDA $ 0.0 $ (1.7)

18 2017 Reconciliation of Non - IFRS Measures – Adj. EBITDA * Note certain figures have been adjusted for rounding ($M) Twelve months ended Twelve months ended December 31, 2017 December 31, 2016 Net loss $ (11.1) $ (9.9) Finance loss (income), net $ 2.4 $ 1.5 Amortization and depreciation $ 0.7 $ 0.7 Compensation indexed to share price $ 1.0 $ (0.3) Stock - based compensation expense $ 0.7 $ 0.4 Adjusted EBITDA $ (6.3) $ (7.6)

19